FAT Brands Inc.

9720 Wilshire Blvd., Suite 500

Beverly Hills, CA 90212

July 12, 2019

J. Nolan McWilliams

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	FAT Brands Inc. (the “Company”)
Offering Statement on Form 1-A, Filed June 3, 2019
File No. 024-11012

Dear Mr. McWilliams:

This letter responds to your correspondence dated June 17, 2019, providing comments on the above-referenced Offering Statement on Form 1-A filed on June 3, 2019 by the Company (the “Original Filing”). Earlier today, the Company filed via EDGAR an amendment to the Original Filing (the “Amendment”). We will separately provide you with a courtesy copy of the Amendment that is redlined against the Original Filing.

Risk Factors. The provision in our certificate of incorporation, page 24.

1.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware, or if no court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.” However, your disclosure only references the Court of Chancery of the State of Delaware as the exclusive forum for such litigation. Please revise. Please also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response: The Risk Factor on page 24 has been revised to correctly disclose the nature of the forum selection provision in the Company’s Amended and Restated Certificate of Incorporation. In addition, the disclosure has been revised to indicate that the Company does not intend that this provision would apply to actions arising under the Securities Act or Exchange Act.

J. Nolan McWilliams Securities and Exchange Commission July 12, 2019 Page 2

Description of the Securities We are Offering, page 51

2.	We note that the warrant agency agreement filed as Exhibit 3.7 provides that the company agrees that any action, proceeding or claim against it arising out of or relating in any way to the agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, “which jurisdiction shall be exclusive.” Please tell us whether such provision requires investors in this offering to bring any such action, proceeding or claim in such jurisdiction. If so, please disclose such provision in your offering circular, and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act.

Response: The description of the Warrants on page 52 has been revised to disclose that any action, proceeding or claim against the Company relating to the Warrants or Warrant Agency Agreement must be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York. In addition, the disclosure has been revised to indicate that the Company does not intend that this provision would apply to actions arising under the Securities Act or Exchange Act.

General

3.	We note that you have incorporated certain documents by reference. Please tell us why you have not provided a hyperlink to each incorporated document on EDGAR. In addition, Form 1-A does not provide for incorporation by reference of the financial statements. Please include financial statements satisfying the requirements of Part F/S to Form 1-A in the offering circular. Refer to General Instruction III to Form 1-A and footnote 15 and the accompanying text in Securities Act Release No. 33-10591 (December 19, 2018).

Response: The hyperlinks on page (i) under “Incorporation of Documents by Reference” were inadvertently omitted from the Original Filing, but have been added in the Amendment. In addition, the financial statements satisfying the requirements of Part F/S to Form 1-A have been added in the Amendment, beginning on page F-1.

* * * * *

If you require any additional information on these issues, or if the Company can provide you with any other information that will facilitate your continued review of this filing, please advise us at your earliest convenience. Please contact Allen Sussman of Loeb & Loeb LLP at asussman@loeb.com or (310) 282-2375 if you have any questions or require additional information.

2

J. Nolan McWilliams Securities and Exchange Commission July 12, 2019 Page 3

Sincerely,

FAT Brands Inc.

/s/ Andrew A. Wiederhorn
Name:	Andrew A. Wiederhorn
Title:	Chief Executive Officer

3